UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

GOLDEN QUEEN MINING CO. LTD.
(Name of Issuer)

Common Share, without par value
(Title of Class of Securities)

38115J100
(CUSIP Number)

René Marion
President and Chief Executive Officer
AuRico Gold Inc.
(f/k/a Gammon Gold, Inc.)
320 Bay Street, Suite 1520
Toronto, Ontario M5H 2R3 Canada
(647) 260-8880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
Jason K. Zachary
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10001
(212) 446-4800
July 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38115J100

1.	NAMES OF REPORTING PERSONS AuRico Gold Inc. (f/k/a Gammon Gold, Inc.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,879,900 (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,879,900 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,879,900 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

Introductory Note

This Amendment No. 3 on Schedule 13D/A amends and supplements the Schedule 13D originally filed by AuRico Gold Inc. (f/k/a Gammon Gold Inc.) (the “Reporting Person”) on June 11, 2010, Amendment No. 1 on Schedule 13D/A filed on June 16, 2011 and Amendment No. 2 on Schedule 13D/A filed on July 12, 2011 (collectively, the “Schedule 13D”). This Amendment No. 3 is being filed to report the sale of Common Shares of the Issuer by the Reporting Person. Except as indicated in this Amendment No. 3, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein that are not defined herein have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 3 relates to common shares, without par value (“Common Shares”), of Golden Queen Mining Co. Ltd, a corporation organized under the laws of the Province of British Columbia (the “Issuer”). The Issuer has its principal executive offices at 6411 Imperial Avenue, West Vancouver, British Columbia V7W 2J5 Canada.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

AuRico Gold Inc. sold 685,300 Common Shares of the Issuer in open market transactions from July 6 through July 25, 2011.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Common Shares of the Issuer deemed to be beneficially owned by the Reporting Person is 4,879,900 shares, which represents approximately 4.9% of the outstanding Common Shares of the Issuer. The ownership percentage is based upon 95,428,380 Common Shares of the Issuer outstanding as of May 13, 2011, as provided by the Issuer. The aggregate number of Common Shares beneficially owned by the Reporting Person consists of 2,379,900 Common Shares and 2,500,000 warrants that are currently exercisable to purchase an aggregate of 2,500,000 Common Shares.

Other than as set forth above, none of the persons set forth on Schedule A has any interest in the Common Shares of the Issuer.

(c) Except as described below, no transactions in the securities of the Issuer were effected by the Reporting Person or, to its knowledge, any other person set forth on Schedule A, during the past 60 days.

The table below sets forth a list of each sale of Common Shares of the Issuer by the Reporting Person in open market transactions since the last reported transaction in Amendment No. 2 to Schedule 13D/A:

	Number of Shares	Weighted Average	Price
Transaction Date	Sold	Price Per Share*	Range*
July 6, 2011	36,200	$3.15	$3.07 - $3.27
July 7, 2011	12,600	$3.17	$3.15 - $3.25
July 8, 2011	5,800	$3.22	$3.20 - $3.25
July 11, 2011	27,100	$3.17	$3.13 - $3.28
July 12, 2011	64,100	$3.02	$3.00 – $3.07
July 13, 2011	90,400	$3.16	$3.10 - $3.23
July 14, 2011	34,900	$3.15	$3.10 - $3.25
July 15, 2011	37,500	$3.12	$3.07 - $3.20
July 18, 2011	75,600	$3.13	$3.10 - $3.20
July 19, 2011	51,200	$3.10	$3.08 - $3.15
July 20, 2011	49,900	$3.12	$3.03 - $3.15
July 21, 2011	36,700	$3.01	$3.00 - $3.02
July 22, 2011	91,400	$3.03	$3.00 – $3.11
July 25, 2011	71,900	$3.04	$3.00 - $3.05

___________________
* Sales were completed in public open market transactions through a broker at various prices in the indicated range.

(e) The Reporting Person ceased to the beneficial owner of more than 5% of the outstanding shares of Common Stock on July 25, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Date: July 29, 2011

AURICO GOLD, INC.

By:	/s/ Scott Perry
Name:	Scott Perry
Title:	Executive Vice President and Chief
Financial Officer

SCHEDULE A

CERTAIN INFORMATION REGARDING THE EXECUTIVE OFFICERS AND DIRECTORS OF AURICO GOLD, INC.

Directors

Name	Principal Occupation	Business Address	Citizenship
René Marion	President and Chief	c/o of AuRico Gold, Inc.	Canada
	Executive Officer of	320 Bay Street, Suite 1520
	AuRico Gold, Inc.	Toronto, Ontario M5H 2R3
Canada

Luis Chavez	Director of Mexican	c/o of AuRico Gold, Inc.	Mexico
	Operations of AuRico	320 Bay Street, Suite 1520
	Gold, Inc.	Toronto, Ontario M5H 2R3
Canada

Ronald Smith	Chartered Accountant	c/o of AuRico Gold, Inc.	Canada
320 Bay Street, Suite 1520
Toronto, Ontario M5H 2R3
Canada

George Elliott	Barrister and Solicitor	c/o of AuRico Gold, Inc.	Canada
320 Bay Street, Suite 1520
Toronto, Ontario M5H 2R3
Canada

Terrence Cooper	Barrister and Solicitor	c/o Cooper & McDonald	Canada
1669 Granville Street
Halifax, Nova Scotia B3J 1X2
Canada

Colin K. Benner	Chairman	c/o Capstone Mining Corp.	Canada
	Capstone Mining	Suite 900-999 West Hastings
	Corporation	Street
Vancouver, British Columbia
V6C 2W2
Canada

Richard M. Colterjohn	Managing Partner and	c/o Glencoban Capital	United States
	Principal, Glencoban	Management
	Capital Management	130 Bloor St. W Suite 905
	Incorporated	Toronto, Ontario M5S 1N5
Canada

Alan R. Edwards	President & Chief	c/o Cooper One Inc.	Canada
	Executive Office,	1980-1075 West Georgia Street
	Cooper One	Vancouver, British Columbia
	Incorporated	V6E 3C9
Canada

Joseph Spiteri	Principal Mining	c/o of AuRico Gold, Inc.	Canada
	Consultant, SGM	320 Bay Street, Suite 1520
	Consultants Incorporated	Toronto, Ontario M5H 2R3
Canada

Executive Officers

René Marion	President, Chief Executive Officer and Director
Scott Perry	Executive Vice President and Chief Financial Officer
Russell Tremayne	Executive Vice President and Chief Operating Officer
Chris Bostwick	Senior Vice President, Technical Services
Peter Drobeck	Senior Vice President, Exploration and Business Development
Luis Chavez	Director of Mexican Operations and Director
Chris Richter	Vice President, Corporate Development

The principal occupation of each of the executive officers listed above is serving as an employee of the Reporting Person in their respective capacity listed above. Each of the executive officers listed above is a citizen of the Canada, except Chris Bostwick, who is a citizen of the United States of America, and Luis Chavez, who is a citizen of Mexico, and the principal business address of each such individual is c/o of AuRico Gold, Inc., 320 Bay Street, Suite 1520, Toronto, Ontario M5H 2R3, telephone (649) 260-8880.

The filing of this Amendment No. 3 to Schedule 13D shall not be construed as an admission that any of such individuals is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Amendment No. 3 to Schedule 13D.